SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

Stillwater Mining Company
(Name of Subject Company (issuer))

Norimet Limited
NN Metal Holdings SA
Norilsk Holding SA
MMC Norilsk Nickel
Vladimir O. Potanin
Mikhail D. Prokhorov
(Names of Filing Persons (offerors))

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

86074Q102
(CUSIP Number of Class of Securities)

Peter Holodny
Norimet Limited
Cassini House, 6th Floor
57 St. James Street
London, SW1A 1LD
+44 (207) 565-6444
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:

David N. Powers
Baker Botts L.L.P.
1299 Pennsylvania Ave., N.W.
Suite 1300
Washington, D.C. 20004
(202) 639-7769

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
--------------------------------	---------------------------------
$32,625,000	$2,639.36

*	For purposes of calculating amount of filing fee only. This amount assumes the purchase of 4,350,000 outstanding shares of common stock, par value $.01 per share, of Stillwater Mining Company at a purchase price of $7.50 per share.

**	The amount of the filing fee equals $80.90 per $1 million of the value of the transaction.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,639.36

Form or Registration Number: Schedule TO

Filing Parties: Norimet Limited
NN Metal Holdings SA Norilsk Holding SA MMC Norilsk Nickel Vladimir O. Potanin Mikhail D. Prokhorov

Date Filed: July 22, 2003

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[X ]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) of Norimet Limited (“Norimet”), a corporation organized under the laws of England and Wales and a wholly-owned subsidiary of MMC Norilsk Nickel, a Russian open joint stock company (“Norilsk Nickel”), filed on July 22, 2003, relating to the offer by Norimet to purchase up to 4,350,000 outstanding shares of common stock, par value $.01 per share, of Stillwater Mining Company, a Delaware corporation (“Stillwater”) at a purchase price of $7.50 per share, net to the seller in cash (subject to applicable withholding of United States federal, state and local taxes), without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase dated July 22, 2003 (the “Offer to Purchase”) and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) that are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 1 to the Schedule TO is being filed on behalf of Norimet, Norilsk Nickel, NN Metal Holdings SA, Norilsk Holding SA, Vladimir O. Potanin, and Mikhail D. Prokhorov.

     The purpose of this Amendment No. 1 is to amend and supplement Item 12 of the Schedule TO to add a new Exhibit (a)(1)(K).

ITEM 12. Materials To Be Filed As Exhibits.

*(a)(1)(A)	Offer to Purchase, dated July 22, 2003
*(a)(1)(B)	Letter of Transmittal
*(a)(1)(C)	Notice of Guaranteed Delivery
*(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
*(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
*(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9
*(a)(1)(G)	Press release issued by Stillwater Mining Company and Norilsk Nickel on November 20, 2002 (incorporated herein by reference to the Schedule TO filed November 20, 2002)
*(a)(1)(H)	Presentation of Norilsk Nickel (incorporated herein by reference to the Schedule TO filed February 26, 2003)
*(a)(1)(I)	Press release issued by Stillwater Mining Company and Norilsk Nickel on June 23, 2003 (incorporated herein by reference to the Schedule TO filed June 23, 2003)
*(a)(1)(J)	Press release issued by Norilsk Nickel on July 22, 2003, announcing the commencement of the tender offer
**(a)(1)(K)	Summary Advertisement
(b)	None
(d)(1)	Stock Purchase Agreement, dated as of November 20, 2002, by and among Stillwater Mining Company, Norimet Limited and MMC Norilsk Nickel (incorporated herein by reference to Stillwater Mining Company’s Current Report on Form 8-K, dated as of November 20, 2002)
(d)(2)	Stockholders Agreement dated June 23, 2003, by and among Stillwater Mining Company, Norimet Limited and MMC Norilsk Nickel (incorporated herein by reference to Stillwater Mining Company’s Current Report on Form 8-K, dated as of June 23, 2003)
(d)(3)	Registration Rights Agreement (incorporated herein by reference to Stillwater Mining Company’s Current Report on Form 8-K, dated as of June 23, 2003)
*(d)(4)	Confidentiality Agreements dated August 27, 2002, between Stillwater Mining Company and MMC Norilsk Nickel
(d)(5)	Amendment No. 4 to the Proxy Statement of Stillwater Mining Company (filed on May 2, 2003 and incorporated herein by reference)
(g)	None
(h)	None

* Previously filed.
** Filed herewith.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2003

NORIMET LIMITED

By:	/s/ Peter Holodny
Name: Peter Holodny Title: President

NN METAL HOLDINGS SA

By:	/s/ Siegfried Pasqual
Name: Siegfried Pasqual Title: Chief Executive Officer

NORILSK HOLDING SA

By:	/s/ Siegfried Pasqual
Name: Siegfried Pasqual Title: Chief Executive Officer

MMC NORILSK NICKEL

By:	/s/ Mikhail D. Prokhorov
Name: Mikhail D. Prokhorov Title: General Director

VLADIMIR O. POTANIN

By:	/s/ Vladimir O. Potanin
Name: Vladimir O. Potanin

MIKHAIL D. PROKHOROV

By:	/s/ Mikhail D. Prokhorov
Name: Mikhail D. Prokhorov

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

*(a)(1)(A)	Offer to Purchase, dated July 22, 2003
*(a)(1)(B)	Letter of Transmittal
*(a)(1)(C)	Notice of Guaranteed Delivery
*(a)(l)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
*(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
*(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9
(a)(1)(G)	Press release issued by Stillwater Mining Company and Norilsk Nickel on November 20, 2002 (incorporated herein by reference to the Schedule TO filed November 20, 2002)
(a)(1)(H)	Presentation of Norilsk Nickel (incorporated herein by reference to the Schedule TO filed February 26, 2003)
(a)(1)(I)	Press release issued by Stillwater Mining Company and Norilsk Nickel on June 23, 2003 (incorporated herein by reference to the Schedule TO filed June 23, 2003)
*(a)(1)(J)	Press release issued by Norilsk Nickel on July 22, 2003, announcing the commencement of the tender offer
**(a)(1)(K)	Summary Advertisement
(b)	None
(d)(1)	Stock Purchase Agreement, dated as of November 20, 2002, by and among Stillwater Mining Company, Norimet Limited and MMC Norilsk Nickel (incorporated herein by reference to Stillwater Mining Company’s Current Report on Form 8-K, dated as of November 20, 2002)
(d)(2)	Stockholders Agreement dated June 23, 2003, by and among Stillwater Mining Company, Norimet Limited and MMC Norilsk Nickel (incorporated herein by reference to Stillwater Mining Company’s Current Report on Form 8-K, dated as of June 23, 2003)
(d)(3)	Registration Rights Agreement (incorporated herein by reference to Stillwater Mining Company’s Current Report on Form 8-K, dated as of June 23, 2003)
*(d)(4)	Confidentiality Agreements dated August 27, 2002, between Stillwater Mining Company and MMC Norilsk Nickel
(d)(5)	Amendment No. 4 to the Proxy Statement of Stillwater Mining Company (filed on May 2, 2003 and incorporated herein by reference)
(g)	None
(h)	None

* Previously filed.
** Filed herewith.